SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF VIVAX LTDA., NET INDAIATUBA LTDA., NET FRANCA LTDA., NET ANÁPOLIS LTDA., TV JACARANDÁ LTDA., TV A CABO GUARAPUAVA LTDA. AND TV A CABO CASCAVEL LTDA.

By this present private instrument, the parties qualified below:

NET SERVIÇOS DE COMUNICAÇÃO S.A., headquartered in the City and State of São Paulo, at Rua Verbo Divino, 1356 – 1º andar – parte, Chácara Santo Antônio, corporate taxpayer’s ID (CNPJ) 00.108.786/0001 -65, with its corporate acts registered at the Board of Trade of the State of São Paulo under #35.300.177.240, by order dated April 4, 2000, hereinafter referred to as “NET SERVIÇOS”, represented herein by its Officers, Mr. José Antônio Guaraldi Félix, Brazilian citizen, engineer, married under community property ruling, identity card 3023331204 - SSP-RS and individual taxpayer’s ID (CPF) 140.448.620 -87 and Mr. João Adalberto Elek, Brazilian citizen, divorced, engineer, identity card 03.524.098 -5 IFP/RJ and individual taxpayer’s ID (CPF) 550.003.047 -72, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, CEP 04719-002.

a) sole partner and holder of all the capital stock of VIVAX LTDA., headquartered in the city of Americana, state of São Paulo, at Avenida José Meneghel, 65, Distrito Industrial, CEP 13478-820, corporate taxpayer’s ID (CNPJ) 01.402.946/0001 -47, with its charter registered at the Board of Trade of the State of São Paulo under corporate registry ID (NIRE) 35.222.051.255, by order dated January 23, 2008, hereinafter referred to as “VIVAX”, represented herein by its officers Mr. José Antônio Guaraldi Félix, Brazilian citizen, engineer, married under community property ruling, identity card 3023331204 - SSP-RS and individual taxpayer’s ID (CPF) 140.448.620 -87 and Mr. João Adalberto Elek, Brazilian citizen, divorced, engineer, identity card 03.524.098 -5 IFP/RJ and individual taxpayer’s ID (CPF) 550.003.047 -72, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, CEP 04719-002;

b) sole partner and holder of all the capital stock of NET INDAIATUBA LTDA., headquartered in the city of Indaiatuba, State of Sao Paulo, at Rua 11 de Junho, 1849/1853, Vila Victoria, CEP 13330-000, corporate taxpayer’s ID (CNPJ) 58.393.695/0001 -07, with its charter registered at the Board of Trade of the State São Paulo under #35.217.754.707, by order dated August 09, 2002, hereinafter referred to as “NET INDAIATUBA” represented herein by its officers Mr. José Antônio Guaraldi Félix, Brazilian citizen, engineer, married under community property ruling, identity card 3023331204 - SSP-RS and individual taxpayer’s ID (CPF) 140.448.620 -87 and Mr. João Adalberto Elek, Brazilian citizen, divorced, engineer, identity card 03.524.098 -5 IFP/RJ and individual taxpayer’s ID (CPF) 550.003.047 -72, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, CEP 04719-002;

c) sole partner and holder of all the capital stock of NET SUL FRANCA LTDA., headquartered in the city of Franca, State of São Paulo, at Rua Carmem Irene Batista, 2837, CEP: 14405-135, Jardim Samello, corporate taxpayer’s ID (CNPJ) 60.348.414/0001 -38, with its articles of incorporation registered at the Board of Trade of the State of São Paulo under corporate registry ID (NIRE) 35.217.794.369, by order dated 08/28/2002, hereinafter referred to as “NET FRANCA”, represented herein by its officers Mr. José Antônio Guaraldi Félix, Brazilian citizen, engineer, married under community property ruling, identity card 3023331204 - SSP-RS and individual taxpayer’s ID (CPF) 140.448.620 -87 and Mr. João Adalberto Elek, Brazilian citizen, divorced, engineer, identity card 03.524.098 -5 IFP/RJ and individual taxpayer’s ID (CPF) 550.003.047 -72, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, CEP 04719-002;

d) sole partner of NET ANÁPOLIS LTDA., headquartered in the city of Anápolis, state of Goiás, at Rua Senai, 179, CEP 75115-340, Vila Goiás, corporate taxpayer’s ID (CNPJ) 33.584.277/0001 -68, registered at the Board of Trade of the State of Goiás under corporate registry ID (NIRE) 52.200.806.958, hereinafter referred to as “NET ANÁPOLIS”, represented herein by its officers Mr. José Antônio Guaraldi Félix, Brazilian citizen, engineer, married under community property ruling, identity card 3023331204 - SSP-RS and individual taxpayer’s ID (CPF) 140.448.620 -87 and Mr. João Adalberto Elek, Brazilian citizen, divorced, engineer, identity card 03.524.098 -5 IFP/RJ and individual taxpayer’s ID (CPF) 550.003.047 -72, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, CEP 04719-002;

e) TV JACARANDÁ LTDA., headquartered in the city of Ponta Grossa, State of Paraná, at Rua Paula Xavier, 655, Estrela, CEP 84040-010, corporate taxpayer’s ID (CNPJ) 02.215.698/0001 -98, with its articles of incorporation registered at the Board of Trade of the State of Paraná – JUCEPAR, under NIRE 43.204.189.016, hereinafter referred to as “TV JACARANDÁ”, represented herein by its officers Mr. José Antônio Guaraldi Félix, Brazilian citizen, engineer, married under community property ruling, identity card 3023331204 - SSP-RS and individual taxpayer’s ID (CPF) 140.448.620 -87 and Mr. João Adalberto Elek, Brazilian citizen, divorced, engineer, identity card 03.524.098 -5 IFP/RJ and individual taxpayer’s ID (CPF) 550.003.047 -72, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, CEP 04719-002;

f) TV A CABO GUARAPUAVA LTDA., headquartered in the city of Guarapuava, State of Paraná, at Rua Conselheiro Jesuíno Marcondes, 2070, Santa Cruz, CEP 85015-390, corporate taxpayer’s ID (CNPJ) 82.370.131/0001 -25, with its articles of incorporation registered at the Board of Trade of the State of Paraná – JUCEPAR, under NIRE 41.202.482.301, hereinafter referred to as

“TV GUARAPUAVA”, represented herein by its officers Mr. José Antônio Guaraldi Félix, Brazilian citizen, engineer, married under community property ruling, identity card 3023331204 - SSP-RS and individual taxpayer’s ID (CPF) 140.448.620 -87 and Mr. João Adalberto Elek, Brazilian citizen, divorced, engineer, identity card 03.524.098 -5 IFP/RJ and individual taxpayer’s ID (CPF) 550.003.047 -72, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, CEP 04719-002;

g) TV A CABO CASCAVEL LTDA., headquartered in the city of Cascavel, State of Paraná, at Rua São Paulo, 1304, CEP 85801-020, corporate taxpayer’s ID (CNPJ) 02.973.424/0001 -68, with its articles of incorporation registered at the Board of Trade of the State of Paraná – JUCEPAR, under NIRE 41.204.486.886, hereinafter referred to as “TV CASCAVEL”, represented herein by its officers Mr. José Antônio Guaraldi Félix, Brazilian citizen, engineer, married under community property ruling, identity card 3023331204 - SSP-RS and individual taxpayer’s ID (CPF) 140.448.620 -87 and Mr. João Adalberto Elek, Brazilian citizen, divorced, engineer, identity card 03.524.098 -5 IFP/RJ and individual taxpayer’s ID (CPF) 550.003.047 -72, both resident and domiciled in the City and State of São Paulo, with business address at Rua Verbo Divino, 1356, 1º andar, Chácara Santo Antônio, CEP 04719-002;

jointly enter into this present Protocol and Justification for the Merger, which aims at establishing, pursuant to Articles 224, 225, 226 and 227 of Law 6,404 of December 15, 1976, the basic conditions related to the merger of VIVAX, NET INDAIATUBA, NET FRANCA, NET ANÁPOLIS, TV JACARANDÁ, TV A GUARAPUAVA and TV CASCAVEL into NET SERVIÇOS, conditions of which shall be submitted to the resolution of the Companies’ partners, pursuant to the laws:

Section 1 - Justification – This present merger is justified as a way of improving the corporate structure, within corporate objectives, so that to develop them by saving operating costs, which will result in a greater operating efficiency.

Section 2 - Assets – The assets of VIVAX, NET INDAIATUBA, NET FRANCA, NET ANÁPOLIS, TV JACARANDÁ, TV A GUARAPUAVA and TV CASCAVEL to be merged into NET SERVIÇOS shall comprise their accounts included in the balance sheet especially drawn up until October 30, 2009.

Section 3 – Book Value – The merger of VIVAX, NET INDAIATUBA, NET FRANCA, NET ANÁPOLIS, TV JACARANDÁ, TV A GUARAPUAVA and TV CASCAVEL shall be executed based on the amounts verified in the aforementioned special balance sheet and transferring the equity variations occurred as of this date to the operations of NET SERVIÇOS.

Section 4 - Appraisal – The assets of NET CAMPO GRANDE, NET SAO JOSE DO RIO PRETO, NET SUL, NET SAO CARLOS and DR shall be appraised based on criteria provided for by Law 6,404/76, and these appraisals shall be carried out pursuant to the book value of respective assets.

4.1. The appraisal of assets of VIVAX, NET INDAIATUBA, NET FRANCA, NET ANÁPOLIS, TV JACARANDÁ, TV A GUARAPUAVA and TV CASCAVEL shall be carried out by the specialized company Globalconsulting Assessoria Contábil Ltda., corporate taxpayer’s ID (CNPJ) 06.063.913/0001 -33 and Regional Accounting Council (CRC-SP) 2SP023158/O-8, headquartered in the City and State of São Paulo, at Avenida Brigadeiro Luis Antônio, 2367, 16º andar, registered at the 3rd Registry of Deeds and Documents of Legal Entities – SP under #473.500, represented by Mr. Sérgio Silva, Brazilian citizen, accountant, CRC 1SP114111/O-8, identity card 11.683.592 -8 – SP and individual taxpayer’s ID (CPF) 013.317.858 -71.

Section 5 - Capital stock

5.1. Once materialized the merger of VIVAX, NET INDAIATUBA, NET FRANCA, NET ANÁPOLIS, TV JACARANDÁ, TV A GUARAPUAVA and TV CASCAVEL into NET SERVIÇOS, this Company shall not have its capital stock altered due to the fact it holds one hundred percent (100%) of quotas composing the capital stock of VIVAX, NET INDAIATUBA, NET FRANCA, NET ANÁPOLIS, TV JACARANDÁ, TV A GUARAPUAVA and TV CASCAVEL, which shall be cancelled, in compliance with the provision of section IV of Article 224 of Law 6,404/76.

5.2. The capital stock of NET SERVIÇOS shall be maintained at five billion, six hundred and twelve million, two hundred and forty-two thousand, nine hundred and forty reais and ninety-seven centavos (R$5,612,242,940.97), divided into one hundred and fourteen million, four hundred and fifty-nine thousand, six hundred and eighty-five (114,459,685) common shares and two hundred and twenty-eight million, five hundred and three thousand, nine hundred and sixteen (228,503,916) non-par, book-entry, registered preferred shares.

Section 6 - Responsibility Before Third Parties- NET SERVIÇOS shall be the successor before third parties in all the rights and obligations as a result of the merger of VIVAX, NET INDAIATUBA, NET FRANCA, NET ANÁPOLIS, TV JACARANDÁ, TV A GUARAPUAVA and TV CASCAVEL into NET SERVIÇOS.

Section 7- Jurisdiction - This present Protocol and Justification for the Merger shall be ruled pursuant to the applicable laws and the court of the City and State of São Paulo is elected to settle any disputes deriving herefrom.

Section 8– Final Statements – The managers of NET SERVIÇOS, VIVAX, NET INDAIATUBA, NET FRANCA, NET ANÁPOLIS, TV JACARANDÁ, TV A GUARAPUAVA and TV CASCAVEL are hereby authorized to take all the measures necessary to implement the resolution mentioned herein, mandatorily executed between the parties and successors on any account, pursuant to the applicable laws.

In witness whereof, the parties execute this present instrument in twenty four (24) counterparts of equal tenor and form, for a single effect, before the two undersigned witnesses.

São Paulo – SP, November 10, 2009.

VIVAX LTDA.
José Antônio Guaraldi Félix and João Adalberto Elek Junior

NET INDAIATUBA LTDA.
José Antônio Guaraldi Félix and João Adalberto Elek Junior

NET FRANCA LTDA.
José Antônio Guaraldi Félix and João Adalberto Elek Junior

NET ANÁPOLIS LTDA.
José Antônio Guaraldi Félix and João Adalberto Elek Junior

TV JACARANDÁ LTDA.
José Antônio Guaraldi Félix and João Adalberto Elek Junior

TV A CABO GUARAPUAVA LTDA.
José Antônio Guaraldi Félix and João Adalberto Elek Junior

TV A CABO CASCAVEL LTDA.
José Antônio Guaraldi Félix and João Adalberto Elek Junior

Witnesses:

and

Name: Daniela Menezes Martins	Name: Adriane Rovares
RG: 28.522.794-4 SSP-SP	RG: 28.412.210-5 SSP-SP
CPF: 266.306.948-56	CPF: 177.311.128-02

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.